DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM
May 27, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Statement on Schedule 14A Filed May 27, 2009, by Ramius LLC, et al. Regarding Tollgrade Communications, Inc.

To Whom It May Concern:

Please find attached the Preliminary Proxy Statement filed on the date hereof on Schedule 14A by our client, Ramius LLC, and certain of its affiliates regarding the 2009 Annual Meeting of shareholders of Tollgrade Communications, Inc.

Please contact the undersigned at (212) 451-2333 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky